UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

RC2 Corporation
(Name of Subject Company)
RC2 Corporation
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
749388104
(CUSIP Number of Class of Securities)

Curtis W. Stoelting
Chief Executive Officer
RC2 Corporation
1111 West 22nd Street, Suite 320
Oak Brook, Illinois 60523
(630) 573-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
James M. Bedore, Esq.
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 1700
Milwaukee, Wisconsin 53202
(414) 298-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2011 (as amended or supplemented from time to time, the “Schedule 14D-9”) by RC2 Corporation, a Delaware corporation (the “Company” or “RC2”). The Schedule 14D-9 relates to the tender offer by Galaxy Dream Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $27.90 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     This Amendment No. 1 is being filed to reflect certain updates as reflected below.
     Item 8. Additional Information.
     Section (i) of Item 8 captioned “Certain Litigation” is hereby amended and supplemented by inserting the following paragraph as the second paragraph under such caption:
     “On March 25, 2011, Broad St. Partners Fund (“Broad St.”), a purported shareholder of RC2, filed a putative class action in the Circuit Court of the Eighteenth Judicial Circuit in DuPage County, Illinois, captioned Broad St. Partners Fund v. Dods et al., Case No. 2011CH00515, naming as defendants RC2, the individual members of the Company Board, Parent and the Purchaser. On behalf of a putative class of RC2 shareholders, Broad St. asserts a claim against the individual directors of RC2 for breaches of fiduciary duty in connection with the Offer and the Merger, claims against RC2, the individual directors of RC2, Parent and the Purchaser for failing to disclose to RC2 shareholders certain facts concerning the Offer and the Merger and a claim against Parent and the Purchaser for aiding and abetting the breaches of fiduciary duty by the individual directors of RC2 and coercing RC2 shareholders to participate in the Offer. Broad St. seeks declaratory relief, compensatory and rescissory damages and attorneys’ fees and other costs. On March 25, 2011, Broad St. also filed a motion seeking a temporary restraining order enjoining Parent’s acquisition of RC2, certain expedited discovery, and a hearing date for Broad St.’s forthcoming request for a preliminary injunction. The motion will be heard on March 31, 2011. RC2 believes that this action is without merit and intends to defend its position in this matter vigorously.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RC2 CORPORATION
Date: March 28, 2011	BY	/s/ Peter A. Nicholson
Peter A. Nicholson, Chief Financial Officer